SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333 - 113524) of Australia and New Zealand Banking Group Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Corporate Affairs
100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
For Release: 1 April 2005	www.anz.com

ANZ not to proceed with trustee merger

ANZ today announced the planned merger of ANZ’s trustee business with Equity Trustees would not proceed.

Following the announcement of a Heads of Agreement between ANZ and Equity Trustees in October 2004, a number of issues emerged during due diligence that were unable to be resolved.  This lead to the decision by both parties not to proceed.

ANZ Group Managing Director Strategic Development, Mr Peter Hawkins, said: “ANZ Trustees continues to be a sound business which includes servicing the many charitable trusts that support the philanthropic work done by our clients.

“We continue to believe the trustee sector offers opportunities for the Group, ANZ Trustees is a good business and the potential to advance the business strategically can be explored over the longer term.”

For media enquiries contact:

Paul Edwards

Head of Group Media Relations

Tel: 03-9273 6955 or 0409-655 550

email: paul.edwards@anz.com

Corporate Affairs
100 Queen Street
Melbourne Vic 3000
For Release: 24 March 2005	www.anz.com

ANZ and Vietnam’s Sacombank form strategic alliance

ANZ and Sacombank, one of Vietnam’s leading private commercial banks, today announced they had formed a strategic alliance to accelerate Sacombank’s development as one of Vietnam’s leading banks.

The alliance will involve ANZ acquiring 10% of Sacombank’s share capital for US$27 million.

As part of the strategic alliance, ANZ will provide technical assistance in the areas of risk management and retail and small business banking. Sacombank will work with ANZ to leverage its growing consumer/small business franchise, which includes Vietnam’s largest network of private commercial bank branches - 92 branches and 18 ATMs. ANZ will have representation on the Sacombank Board.

The alliance is a further step in ANZ’s Asian growth strategy and builds on the success of its Asian business and its existing partnership investments in Indonesia and the Philippines. In Vietnam, ANZ is the largest foreign bank in terms of capital, customers and employees, with branches in Hanoi and Ho Chi Minh City, and a representative office in Can Tho Province.

ANZ Group Managing Director Asia Pacific, Mr Elmer Funke Kupper said the alliance would assist Sacombank’s growth and support Vietnam’s continued economic expansion through the development of its financial services sector.

“The alliance with Sacombank creates a unique growth opportunity based on Sacombank’s strong distribution footprint and ANZ’s capabilities in risk management, retail banking and technology,” Mr Funke Kupper said.

“With over a decade of experience in Vietnam, we believe this is a good platform to expand our presence in the rapidly growing Vietnamese banking sector. If changes take place in Vietnamese Law regarding the shareholding limit of foreign shareholders, ANZ’s investment could increase over the longer term,” he said.

Sacombank Chairman Mr Dang van Thanh said: “The alliance with ANZ will assist us in accelerating the development of Sacombank into one of Vietnam’s leading retail and small business banks.”

The strategic alliance between ANZ and Sacombank is subject to the necessary regulatory approvals from the Vietnamese Government.

For media enquiries, contact:	For analyst enquiries, contact:

Paul Edwards	Stephen Higgins
Head of Group Media Relations	Head of Investor Relations
Tel: 03-9273 6955 or 0409-655 550	Tel: 03-9273 4185 or 0417-379 170
Email: paul.edwards@anz.com	Email: higgins@anz.com

2

Note for Editors:

About Sacombank

Sacombank was formed in 1991 following the consolidation of four credit institutions in Ho Chi Minh City.

It is the largest private commercial bank in Vietnam by capital and the largest based on its network of 92 branches and 18 ANZ co-branded ATMs.

Sacombank’s business is predominantly consumer and small to medium enterprises with its business geographically concentrated in Ho Chi Minh City.

Sacombank currently has two major foreign shareholders each with a 10% stake - The International Finance Corporation (IFC), a member of the World Bank Group; and Dragon Capital Holdings. It was the first bank in Vietnam to receive investment from IFC in 2002.

Sacombank has recently moved to adopt Western audit standards and International Accounting Standards.

ANZ in Vietnam

ANZ was one of the first foreign banks to establish a present in Vietnam with a branch in Hanoi and a representative office in Ho Chi Minh City in 1993.

ANZ remains one of only six international banks to have more than one branch in Vietnam with full branches in Hanoi and Ho Chi Minh City and a representative office in Can Tho Province.

3

General Counsel/Company Secretary New Zealand
Level 10, 2 Hunter Street
17 March 2005	PO Box 540 Wellington New Zealand
Telephone 64 4 496 7000 Facsimile 64 4 496 8872

Listed Company Relations

New Zealand Exchange Limited

Level 9

ASB Tower

2 Hunter Street

Wellington

Attention – Ms Sara Borrie

MARKET ANNOUNCEMENT FOR PUBLIC RELEASE

ANZ NATIONAL BANK LIMITED (ANB)

ANB announces the establishment of a new medium term note programme, pursuant to which notes will be offered and sold from time to time in offerings exempt from registration under the United States Securities Act of 1933, as amended. Notes will be issued through ANB and ANZ National (Int’l) Limited acting through its London branch (“ANZNIL”). Notes issued by ANZNIL will be unconditionally and fully guaranteed by ANB. The amount of notes outstanding at any one time may not exceed $US 5 Billion.

Funds raised will be used for funding for operational and general corporate purposes.

Yours sincerely

Susan Peterson

General Counsel and Company Secretary

ANZ National Bank Limited

This market announcement is not an offer of securities for sale in the United States. The notes have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration.

17 March 2005

Company Announcements Platform

Australian Stock Exchange Limited

Level 10

20 Bond Street

SYDNEY NSW 2000

Australia and New Zealand Banking Group Limited advises of an announcement that is being lodged today by ANZ National Bank Limited with the New Zealand Stock Exchange regarding the establishment of a new medium term note programme.

Yours sincerely,

John Priestley

Company Secretary

Company Secretary’s Office

Level 6, 100 Queen Street

Melbourne VIC 3000

Phone 03 9273 6141

Fax 03 9273 6142

www.anz.com

ANZ StEPS – quarterly distribution

On 15 March 2005 ANZ paid the quarterly distribution on its ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS) and set the Distribution Rate for the payment due on 15 June 2005.

The distribution paid for the quarter ended 15 March 2005 for each ANZ StEPS was based on a Distribution Rate of 6.4167% p.a. as announced on 17 December 2004.

The Distribution Rate for the quarter ending 15 June 2005 has been set in accordance with clause 3.1 of the Note Terms set out in the Prospectus dated 14 August 2003. The Distribution Rate was calculated as follows:

Market Rate (90 day bank bill rate as at 15 March 2005)	5.8233% p.a.
Plus the initial margin	1.0000% p.a.
Distribution Rate	6.8233% p.a.

This distribution of $1.7198 for each ANZ StEPS will be paid on 15 June 2005 with the record date being 27 May 2005.

John Priestley

Company Secretary

Australia and New Zealand Banking Group Limited

for and on behalf of

Australia and New Zealand Banking Group Limited and

ANZ Holdings (New Zealand) Limited

16 March 2005

Corporate Affairs
100 Queen Street
Melbourne Vic 3000
For Release: 1 March 2005	Facsimile 03 9273 4899
www.anz.com

ANZ to open representative office in New Caledonia

ANZ today announced it will open a representative office in Nouméa, New Caledonia, to support the growing business and economic links between New Caledonia and Australia, New Zealand, Asia and the Pacific.

The office will represent and support the Group’s capabilities outside New Caledonia including payments, treasury, trade finance and personal and private banking although it will not undertake commercial banking activities in New Caledonia.

ANZ Group Managing Director Pacific Mr Bob Lyon said the opening of the representative office in Nouméa was an exciting new step in developing ANZ’s business in the Pacific.

“We are already the leading bank in much of the Pacific and establishing a representative office in Nouméa gives ANZ a presence in one of the Pacific’s largest economies for the first time.  It will allow businesses and personal customers to directly access ANZ’s capabilities in Australia, New Zealand, Asia and the Pacific,” Mr Lyon said.

ANZ’s representative in Nouméa will be Mr Ian Peterkin and its representative office will be located at Ground Floor, 9 rue d’Austerlitz, Noumea.  The office can be contacted by phone on (687) 27 47 37 and fax on (687) 27 47 78 from Monday, 14 March.

For media enquiries contact:

Paul Edwards

Head of Group Media Relations

Tel: 03-9273 6955 or 0409-655 550

email: paul.edwards@anz.com

Australia and New Zealand Banking Group Limited  ABN 11 005 357 522

Corporate Affairs
100 Queen Street
Melbourne Vic 3000
For Release: 11 March 2005	www.anz.com

ANZ dismisses Noga legal claim as mischievous

ANZ today confirmed that the High Court in London yesterday granted permission to Compagnie Noga d’Importation et d’Exportation SA (Noga) and a Swiss resident, Mr Nessim Gaon, to proceed with litigation against ANZ over its role in 1996 as an arranger of an emerging market debt buyback.

ANZ Chief Financial Officer, Mr Peter Marriott said: “We believe that Noga and Mr Gaon’s claim which concerns a transaction dating back some nine years is opportunistic and mischievous, and will not be successful.”

The claim relates to the buyback of overdue Nigerian Government bills of exchange in respect of which the Government paid a total of DEM973 million ($A860m). ANZ’s former London-based Emerging Markets business acted as arranger of the buyback and escrow agent for DEM486 million (A$430m) in 1996. Noga and Mr Gaon allege the debt had been assigned to Noga in 1992. The claim against ANZ is yet to be properly formulated but Noga has asserted that it (and, through it, Mr Gaon) is entitled to up to the total amount paid by Nigeria in respect of the bills plus interest.

“While we do not normally comment on litigation, this disclosure has been made in view of the potential size of the claim, which in our view reinforces the opportunistic nature of the case. Following a careful review of the matter, in the bank’s view the chances of the claim being successful are very remote and ANZ does not plan to make a provision for the matter,” Mr Marriott said.

ANZ notes that:

•                            The buyback was authorised by the legal Government of Nigeria in 1996.

•                            ANZ had no notice of the existence of the alleged assignment of the debt to Noga in 1992 or of any proprietary claim by Noga to the bills or their proceeds and acted in good faith as an arranger to the transaction, including taking external legal advice.

•                            The buyback was considered by authorities in the United Kingdom over five years ago and no action against ANZ arose in relation to the transaction. No new facts have been raised in the Noga claim.

•                            The claim follows previous legal action by Noga dating back to 1999, which is still ongoing, against the Nigerian beneficiaries of the buyback that has to date been unsuccessful in resolving the matter.

•                            Noga is apparently no longer an entity of substance and has assigned the claim to Mr Nessim Gaon, in order to avoid having to provide ANZ with security for costs.

ANZ’s London-based Emerging Markets business was closed in 1998 following a decision to withdraw from emerging markets debt trading.

For media enquiries contact:

Paul Edwards, Head of Group Media Relations

Tel: 0409-655 550, email: paul.edwards@anz.com

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5.  Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Australia and New Zealand Banking Group Limited

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Up to an unlimited amount of Medium Term Notes and Transferable Certificates of Deposit

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Fixed Rate – A$500,000,000 Floating Rate – A$1,000,000,000

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

See Information Memorandum

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	New class of securities

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	Fixed Rate – 99.681 Floating Rate – 100.000

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	General corporate purposes

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 March 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	Available on request

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	Available on request

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/a

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities
(tick one)

(a)	☒	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

	•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

	•	There is no reason why those +securities should not be granted +quotation.

	•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•

Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•

We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•

If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4

We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	Date: 01 March 2005
Company secretary

Print name:	John Priestley

= = = = =

+ See chapter 19 for defined terms.

PRICING SUPPLEMENT

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

(Australian Business Number 11 005 357 522)

Australian Dollar

Debt Issuance Programme

Series No: 29

Tranche No: 1

AUD 500,000,000 6.00% Fixed Rate Transferable Certificates of Deposit

Issue Price: 99.681 per cent.

Australia and New Zealand Banking Group Limited

(Australian Business Number 11 005 357 522)

acting through ANZ Investment Bank

ROYAL BANK OF CANADA

(Australian Business Number 86 076 940 880)

UBS AG, AUSTRALIA BRANCH

(Australian Business Number 47 088 129 613)

CITIGROUP GLOBAL MARKETS AUSTRALIA PTY LIMITED

(Australian Business Number 64 003 114 832)

Dealers

The date of this Pricing Supplement is 23 February 2005

1

This document constitutes the Pricing Supplement relating to the issue of Securities described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 23 April 2004. This Pricing Supplement must be read in conjunction with the Information Memorandum.

1	Issuer:	Australia and New Zealand Banking Group Limited

2	(i) Series Number:	29

	(ii) Tranche Number:	1

	(if fungible with an existing Series, details of that Series, the number including the date on which the Securities become fungible)	Not applicable

3	Specified Currency:	Australian Dollars

4	Aggregate Nominal Amount:	$500,000,000

5	(i) Issue Price:	99.681 per cent of the Aggregate Nominal Amount

	(ii) Net proceeds:	$498,405,000

6	Specified Denomination(s):	$1,000

7	(i) Issue Date:	1 March 2005

	(ii) Interest Commencement Date:	Issue Date

8	Maturity Date:	1 March 2010

9	Interest Basis:	6.00 per cent. per annum Fixed Rate (Further particulars specified below)

10	Redemption/Payment Basis:	Redemption at Par

11	Change of Interest or Redemption/Payment Basis:

12	Put/Call Options:	Not applicable

13	Status of the Securities:	Transferable Certificates of Deposit

14	Listing:	Australian Stock Exchange

15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Security Provisions	Applicable

	(i) Rate of Interest:	6.00 per cent per annum payable semi-annually in
arrears

	(ii) Interest Payment Date(s):	1 September and 1 March in each year commencing 1 September 2005

	(iii) Fixed Coupon Amount[(s)]:	$30 per $1,000 on each Interest Payment Date

	(iv) Broken Amount(s):	Not applicable

1

	(v)	Business day Convention:	Following Business Day Convention

	(vi)	Day Count Fraction:	RBA Bond Basis

	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Securities:	Not Applicable

	(viii)	Interest Determination Date	Not Applicable

17	Floating Rate Security Provisions		Not Applicable

18	Zero Coupon Security Provisions		Not Applicable

19	Index-Linked Interest Security Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option		Not Applicable

22	Put Option		Not Applicable

23	Final Redemption Amount:		Outstanding Nominal Amount

24	Early Redemption Amount:

Early Redemption Amount(s) payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in the Conditions)

GENERAL PROVISIONS APPLICABLE TO THE SECURITIES

25	Form of Securities:		Registered

26	Additional Financial Centre(s) or other special provisions relating to Interest Payment Dates:		Not Applicable

27	Public Offer Test compliant		Yes

28	Details relating to Instalment Notes, including Instalment Amount(s) and Instalment Date(s):		Not Applicable

29	Consolidation provisions:		Not Applicable

30	Governing law:		State of Victoria

31	Other terms or special conditions:		Not Applicable

DISTRIBUTION

32	If syndicated, names of Lead Managers and the Dealers:		Australia and New Zealand Banking Group Limited (Lead Manager and Dealer)

Citigroup Global Markets Australia Pty Ltd Royal Bank Of Canada UBS AG, Australia Branch (Dealers)

33	If non-syndicated, name of Dealer:		Not Applicable

34	Additional selling restrictions:		Not Applicable

2

OPERATIONAL INFORMATION

35	ISIN:	AU0000ANZHJ7

36	Code	ANZHJ

37	Any clearing system(s) other than Austraclear and the relevant identification number(s):	Securities will be lodged in the Austraclear system. Securities may also be held and transacted in the Euroclear and Clearstream systems

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the Securities described herein pursuant to the Australian Dollar Debt Issuance programme as from 1 March 2005.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Signed on behalf of the Issuer:

By:	/s/ Luke Davidson	By:	/s/ Mark Anwender
	Duly Authorised Signatory		Duly Authorised Signatory

3

PRICING SUPPLEMENT

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

(Australian Business Number 11 005 357 522)

Australian Dollar

Debt Issuance Programme

Series No: 30

Tranche No: 1

AUD1,000,000,000 Floating Rate Transferable Certificates of Deposit

Issue Price: 100 per cent.

Australia and New Zealand Banking Group Limited

(Australian Business Number 11 005 357 522)

acting through ANZ Investment Bank

ROYAL BANK OF CANADA

(Australian Business Number 86 076 940 880)

UBS AG, AUSTRALIA BRANCH

(Australian Business Number 47 088 129 613)

CITIGROUP GLOBAL MARKETS AUSTRALIA PTY LIMITED

(Australian Business Number 64 003 114 832)

Dealers

The date of this Pricing Supplement 23 February 2005

1

This document constitutes the Pricing Supplement relating to the issue of Securities described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 23 April 2004. This Pricing Supplement must be read in conjunction with the Information Memorandum.

1	Issuer:	Australia and New Zealand Banking Group Limited

2	(i) Series Number:	30

	(ii) Tranche Number:	1

	(if fungible with an existing Series, details of that Series, the number including the date on which the Securities become fungible)	Not applicable

3	Specified Currency:	Australian Dollars

4	Aggregate Nominal Amount:	1,000,000,000

5	(i) Issue Price:	100 per cent. of the Aggregate Nominal Amount

	(ii) Net proceeds:	1,000,000,000

6	Specified Denomination(s):	$1,000

7	(i) Issue Date:	1 March 2005

	(ii) Interest Commencement Date:	Issue Date

8	Maturity Date:	1 March 2010

9	Interest Basis:	Floating Rate:

3 month BBSW + 0.16 per cent. (Further particulars specified below)

10	Redemption/Payment Basis:	Redemption at Par

11	Change of Interest or Redemption/Payment Basis:	Not applicable

12	Put/Call Options:	Not applicable

13	Status of the Securities:	Transferable Certificates of Deposit

14	Listing:	Australian Stock Exchange

15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Security Provisions	Not Applicable

17	Floating Rate Security Provisions	Applicable

	(i) Interest Payment Dates:	Quarterly on the 1 June, 1 September, 1 December and 1 March, from and including the 1 June 2005 to and including the Maturity Date.

	(ii) Business Day Convention:	Modified Following Business Day Convention

1

	(iii)	Manner in which the Rate(s) of Interest	Screen Rate Determination
is/are to be determined:

	(iv)	Calculation Agent responsible for	ANZ Investment Bank
calculating the Rate(s) of Interest and
Interest Amount(s):

	(v)	Screen Rate Determination:	Applicable

		• Reference Rate:	3 month BBSW

		• Interest Determination Date(s):	The first day of each Interest Period

		• Relevant Screen Page:	Reuters screen page BBSW

	(vi)	Margin(s):	+ 0.16 per cent. per annum

	(vii)	Minimum Rate of Interest:	Not Applicable

	(viii)	Maximum Rate of Interest:	Not Applicable

	(ix)	Rate Multiplier	Not Applicable

	(x)	Day Count Fraction:	Actual/365

(xi)

Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Securities, if different from those set out in the Conditions:

18	Zero Coupon Security Provisions		Not Applicable

19	Index-Linked Interest Security Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option		Not Applicable

22	Put Option		Not Applicable

23	Final Redemption Amount:		Outstanding Nominal Amount

24	Early Redemption Amount:

Early Redemption Amount(s) payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in the Conditions)

GENERAL PROVISIONS APPLICABLE TO THE SECURITIES

25		Form of Securities:	Registered

26		Additional Financial Centre(s) or other special provisions relating to Interest Payment Dates:	Not Applicable

27		Public Offer Test compliant	Yes

28		Details relating to Instalment Notes, including Instalment Amount(s) and Instalment Date(s):	Not Applicable

29		Consolidation provisions:	Not Applicable

2

30	Governing law:			State of Victoria

31	Other terms or special conditions:			Not Applicable

DISTRIBUTION

32		If syndicated, names of Lead Managers and the Dealers:		Australia and New Zealand Banking Group Limited (Lead Manager and Dealer)

Citigroup Global Markets Australia Pty Ltd
Royal Bank Of Canada
UBS AG, Australia Branch
(Dealers)

33		If non-syndicated, name of Dealer:		Not Applicable

34		Additional selling restrictions:		Not Applicable

OPERATIONAL INFORMATION

35		ISIN:		AU0000ANZHI9

36		Code		ANZHI

37		Any clearing system(s) other than Austraclear and the relevant identification number(s):		Securities will be lodged in the Austraclear system. Securities may also be held and transacted in the Euroclear and Clearstream systems
LISTING APPLICATION

This Pricing Supplement comprises the details required to list the Securities described herein pursuant to the Australian Dollar
Debt Issuance programme as from 1 March 2005.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Signed on behalf of the Issuer:

	By:	/s/ Luke Davidson	By:	/s/ Mark Anwender
		Duly Authorised Signatory		Duly Authorised Signatory

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited
(Registrant)

By:	/s/ John Priestley
Company Secretary

Date 04 April 2005

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